[Bullivant Houser Bailey Letterhead]
Sarah L. Ham
Direct Dial: (916) 930-2555
E-mail: sarah.ham@bullivant.com
October 7, 2008
Rufus Decker
Accounting Branch Chief
U.S. Securities and Exchange Commission
Mail Stop 7010
Washington, D.C. 20549-7010

Re:	CalciTech Ltd.
Form 20-F for the fiscal year ended December 31, 2007
File No. 0-20420
Dear Mr. Decker:
     We represent CalciTech Ltd. (the “Company”), and are providing this letter on behalf of the Company. This letter sets forth the responses of the Company to the Staff’s comment letter dated July 21, 2008 (“Comment Letter”), in connection with the above-referenced filing. The Company’s responses to the Staff’s comments have been provided below in the order in which each comment appears in the Comment Letter. For your convenience, we have re-inserted the Staff’s comments before the Company’s response.
     The Company is prepared to file an Amendment No. 1 to Form 20-F (the “Amendment”) as discussed below to respond to the Staff’s letter and to clarify and supplement disclosure. Pursuant to your request, for your review we have attached hereto as Attachment 1, a marked version of the Amendment showing all of the changes referenced below.
Controls and Procedures
Management’s Annual Report on Internal Control over Financial Reporting, page 35
1.	Please amend your filing to include a statement in substantially the following form: “This annual report does not include an attestation report of the company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange

Rufus Decker
October 7, 2008

Commission that permit the company to provide only management’s report in this annual report.” Refer to paragraph (2)(b)(4) of Item 15T of Form 20-F.
     Response:
     We note the comment and have amended the section titled, “Management’s Annual Report on Internal Control over Financial Reporting,” under Item 15(b) on page 35 to include the above statement.
Consolidated Financial Statements
Report of Independent Auditors, page 46
2.	Please have your Independent Accountants amend their report to indicate the date on which their report was issued and to indicate that the report has been signed, as required by Rule 2-02 of Regulation S-X.
     Response:
     We note the comment and have included with the Amendment, a conformed copy of the Report of Independent Auditors of H.W. Fisher & Company, signed and dated. This report, which includes the date on which the report was issued, will be filed with the Commission as part of the Amendment and can be found at page 46.
Note 5 — Intangible Assets, page 60
3.	Please provide us with a detail of your intangible assets as of December 31, 2007 by type of intangible assets (e.g. patent, project development). For any product development costs capitalized as intangible assets as of December 31, 2007, please tell us how you evaluated paragraphs 57 and 61 of IAS 38 in determining that you had the financial resources to complete development and to use or sell the intangible asset. We note your disclosure on page 2 that you historically have had to seek capital for research and development of your SCC products due to lack of revenues.

Rufus Decker
October 7, 2008

     Response:
     Per your request, and by way of supplemental disclosure, below please find a detail of the Company’s intangible assets as of December 31, 2007:
     Project Development
     Projects are defined as commercial plant construction sites. The Company’s first project construction is about to begin at Leuna, Germany and will cost approximately €50 million and take approximately 18 months to construct. Second through sixth projects may be built in Slovakia, the UK, Turkey, Poland or the US, respectively. The Company believes it is important to separate funds spent on the different projects as separate joint ventures or to make other financial arrangements in order to start construction.
     For the year ended December 31, 2006, a total of $817 consisted of Consultants Fees. For the year ended December 31, 2007, a total of $561 was made up of Consultants Fees.
     Product Development
     The Company has been working closely with industrial partners on the development of new products that use synthetic calcium carbonate, and the main development since 2006 has been the product diversification strategy, wherein the Company’s SCC products are expected to bring added value to clients in different sectors such as paper, pharmaceuticals, plastics and polymers, food and cosmetic industries. Each product goes through an extensive testing program, to produce the best results for the different sectors.
     For the year ended December 31, 2006, a total of $357 was made up of Consultants Fees. For the year ended December 31, 2007, additions of $459 were made up of Consultants Fees.
     Commercial Plant pre-financing costs
     Commercial plan pre-financing costs are the capital costs spent on the new commercial plant at Leuna, Germany, before closure of the project financing, such as permitting costs, site survey costs, labor costs, and legal fees, by way of example.
     For the year ended December 31, 2006, the total spent was $231. For the year ended December 31, 2007, the total spent was $1,015.

Rufus Decker
October 7, 2008

     Patents
      Patent costs represent the costs of patent application fees in various territories and renewal fees for patents granted.
     Up to the year ended December 31, 2006, the total spent was $238. For the year ended December 31, 2007, the total spent was $72.
     In response to the Staff’s request that the Company inform the Staff, for those product development costs capitalized as intangible assets, how it evaluated paragraphs 57 and 61 of IAS 38 in determining that it had the financial resources to complete development and to use or sell the intangible assets, the Company has provided the below assessment:
     According to IAS 38, paragraph 57 states that:
     An intangible asset arising from development (or from the development phase of an internal project) shall be recognized if, and only if, an entity can demonstrate all of the following:
     (a) the technical feasibility of completing the intangible asset so that it will be available for use or sale,
     (b) its intention to complete the intangible asset and use or sell it,
     (c) its ability to use or sell the intangible asset,
     (d) how the intangible asset will generate probable future economic benefits. Among other things, the entity can demonstrate the existence of a market for the output of the intangible asset or the intangible asset itself or, if it is to be used internally, the usefulness of the intangible asset,
     (e) the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset,
     (f) its ability to measure reliably the expenditure attributable to the intangible asset during its development.
     The Audit Committee of the Board of Directors of the Company are confident that their decision to capitalize costs of $157,734 fall within the parameters of IAS 38 paragraph 57 for the following reasons:

Rufus Decker
October 7, 2008

     1. The Company has been through and completed a long and sometimes difficult product development stage but can now produce SCC from lime using the Company’s own proprietary process. Up to 28th February 2005, all product and project development costs have been written off to the Profit & Loss Account. The Board recognizes that since that date the Company has entered a new phase, the commercialization stage. Reaching the commercialization stage has been a major achievement for the Company and in so doing it has not only incurred cumulative losses of $41.2 million but also proved the resolve of shareholders and management alike.
     2. The commercialization stage is principally identified by the Company’s ability to produce samples and sell specialized product (even on a small scale) to potential worldwide customers. Of major significance in this stage is the fact that in January 2006, warrant holders fully subscribed to exercising their warrants, raising $3.15 million for the Company. In the past, shareholders have recognized that product development costs have been expensed, but also recognize that future project development costs hold value for the Company and will be satisfied that a small part of their increased investment is recognized as a Balance Sheet asset.
     3. Letters of Intent demonstrate that future plans include setting up Joint Venture partnerships to form operating companies for different SCC products. The Company anticipates being able to identify between 20 to 30 new projects within 2 years which could necessitate the construction of 30 to 40 new plants thereafter. Joint Venture companies will normally be formed after establishing JV relationships, but the Company will want to negotiate the capitalization of its project costs to date as part of the Company’s contribution to the JV company. As the Company expects to be a minority shareholder in future JV companies, project development costs will be reflected on the Company’s balance sheet as a cost of investment in the JV company. Thus, current project development costs represent a future investment in JV companies. The Board considers that without capitalization of project development costs, JV partners would be beneficiaries of the Company’s past expenditure, and as such costs would not be reflected in the Balance Sheet. This would be intrinsically detrimental to the Company’s ability to negotiate the formation of JV companies as it would be undermining to the Company’s true worth.
     4. The Company is currently in the process of raising €40 million for construction of its first full-scale production plant, as its first major project. Initial costs of $157,734 in developing such a major product in the year ending 28th February 2006, representing project development costs, amounts to 6.2% of Total Assets, but represents a

Rufus Decker
October 7, 2008

strategic principal which the Board of the Company wishes to establish for 2006 and the years ahead.
Exhibits 12.1 and 12.2
4.	We note that you filed your Principal Executive Officer and Principal Financial Officer certifications under Instruction 12 to Item 19 of Form 20-F. Please revise these certifications to include the language of paragraph 4(b) of Instruction 12 to Item 19 of Form 20-F. Please also note that the identification of the certifying individual at the beginning of the certification should be revised to exclude the individual’s title. See SEC Release 33-8760, which became effective February 20, 2007. In addressing this comment, please re-file your Form 20-F in its entirety.
     Response:
     We note the comment and have revised the Certifications of the Principal Executive Officer and Principal Financial Officer under Instruction 12 to Item 19 of Form 20-F to remove the individual’s title at the beginning of the certification as well as to include the below language as certification 4(b):
“Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.”
These certifications will be filed with the Commission as Exhibits 12.1 and 12.2 to the Amendment.
     Furthermore, in connection with the Company’s response to the Staff’s letter, the Company hereby acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing. The Company further acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Rufus Decker
October 7, 2008

     We have filed the Amendment No. 1 to Form 20-F (the “Amendment”) with the Commission today. Please fax all correspondence relating to this matter to Scott E. Bartel and Sarah L. Ham at (916) 930-2501. In addition, for any questions and further discussions relating to this matter please contact me at (916) 930-2555.

Very truly yours,
/s/ Sarah L. Ham
Sarah L. Ham

SLH
Enclosure
cc:	Jeffrey Gordon
Nicholas Meadmore

Rufus Decker
October 7, 2008

Attachment 1
Marked Version of Amendment No. 1 to Form 20-F/A